                      UNITED STATES OF AMERICA

            BEFORE THE SECURITIES AND EXCHANGE COMMISSION

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                                              :
              In the Matter of                :
                                              :
      OHIO VALLEY ELECTRIC CORPORATION        :  CERTIFICATE OF
               Piketon, Ohio                  :  NOTIFICATION
                                              :  NO. 4
                 (70-8527)                    :
                                              :
Public Utility Holding Company Act of 1935    :
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      THIS IS TO CERTIFY THAT OHIO VALLEY ELECTRIC CORPORATION, in accordance with the terms and conditions of, and for the purposes represented by the Application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 28, 1994, amended December 12, 1996 and March 4, 1998, made short-term note borrowings from banks during the calendar quarter ended September 30, 1998, as summarized in Exhibit A.
      This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.

                          OHIO VALLEY ELECTRIC CORPORATION


                          By:  /s/ John F. Di Lorenzo, Jr.
                                  Assistant Secretary


Dated:  October 12, 1998


PAGE>

                                                          EXHIBIT A

SHORT TERM      ISSUE     MATURITY                  INTEREST       PRINCIPAL                           MATURITY
DEBT TYPE       DATE      DATE            DAYS      RATE %         BORROWED             INTEREST       VALUE
                                          C>                       C>                                  C>

BL              8/11/98   2/11/99         184       6.21881        $10,000,000.00       317,850.29     10,317,850.29
                8/17/98   2/17/99         184       6.27000          5,000,000.00       160,233.33      5,160,233.33
                9/21/98   3/19/99         179       6.38000          5,000,000.00       158,613.89      5,158,613.89

